Rule 424(b)(3)
                                                   Registration No. 333-121067


PRICING SUPPLEMENT NO. 9 dated June 22, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PZY0

ISIN:                           US52517PZY05

Specified Currency:             Principal:      U.S. Dollars
                                Interest:       U.S. Dollars

Principal Amount:               $25,000,000

                                Total               Per Note
Issue Price:                    $25,000,000         100%
Agent's Commission:             $         0           0%
Proceeds to Lehman
   Brothers Holdings:           $25,000,000         100%

Agent:                          Lehman Brothers

Agent's Capacity:               [X ]  As principal       [  ]  As agent

Trade Date:                     June 22, 2005

Issue Date:                     July 15, 2005

Stated Maturity Date:           July 15, 2015; provided that if such day is not
                                a business day, then such day will be the following business day.

Date From Which Interest
   Accrues:                     [X ]  Issue Date
                                [  ]  Other: _____________

[  ]  Fixed Rate Note

      Interest Rate per Annum:        _______%

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds (Effective) Rate
                  [  ]  Federal Funds (Open) Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  EURIBOR
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        10-Year CMS Rate times 0.90

Spread:                         Not applicable

Initial Interest Rate:          Not applicable

Minimum Rate:                   2.5%

Maximum Rate:                   10.0%

Interest Calculation:           All values used in any calculation of the
                                Interest Rate will be rounded to five decimal places and all percentages resulting from any Interest Rate calculation will be rounded to three decimal places.

Determination Dates:            Two business days prior to the applicable
                                Interest Reset Date

Interest Reset Dates:           The Original Issue Date and each Interest
                                Payment Date, commencing on July 15, 2005

Interest Payment Dates:         Each October 15, January 15, April 15, and
                                July 15, commencing on October 15, 2005;
                                provided that if such day is not a business day, then such day will be the following business day, and provided further that the final Interest Payment Date for any Notes shall be the Stated Maturity Date.

10-Year CMS Rate:               The rate that appears on Reuters page ISDA FIX3
                                under the heading "10YR" at 11:00 a.m., New
                                York City time. If such rate does not appear on Reuters page ISDA FIX3, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable rate.

                                "USD-CMS-Reference Banks" on any Determination
                                 Date will be the rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York City time on such Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                 "Reference Banks" means five leading swap dealers in the New York City interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                 "Designated Maturity" means 10 years.

                                 "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

Interest Computation:           Interest will be computed on the basis of a
                                360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                       [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers Special Financing

Optional Redemption:            Not applicable

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated


RISK FACTORS


An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of the 10-Year CMS Rate, the method of calculating the 10-Year CMS Rate, the time remaining to the maturity of the Notes, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 10-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 10-Year CMS in effect for the hypothetical Interest Determination Dates listed below, illustrates the variability of that rate:


Historical Levels of 10-Year CMS

Interest Determination     10-Year       Interest Determination     10-Year
Date                       CMS Rate      Date                       CMS Rate

October 15, 1987           11.060        October 15, 1996           6.904
January 15, 1988            9.570        January 15, 1997           6.858
April 15, 1988              9.640        April 15, 1997             7.247
July 15, 1988               9.860        July 15, 1997              6.639
October 17, 1988            9.560        October 15, 1997           6.559
January 16, 1989            9.760        January 15, 1998           5.963
April 17, 1989              9.960        April 15, 1998             6.097
July 17, 1989               8.910        July 15, 1998              6.034
October 16, 1989            8.900        October 15, 1998           5.449
January 15, 1990            9.060        January 15, 1999           5.514
April 16, 1990              9.570        April 15, 1999             5.916
July 16, 1990               9.260        July 15, 1999              6.621
October 15, 1990            9.500        October 15, 1999           7.013
January 15, 1991            9.060        January 18, 2000           7.502
April 15, 1991              8.610        April 17, 2000             7.230
July 15, 1991               8.810        July 17, 2000              7.351
October 15, 1991            8.020        October 16, 2000           6.925
January 15, 1992            7.600        January 16, 2001           6.148
April 15, 1992              7.840        April 16, 2001             6.185
July 15, 1992               7.251        July 16, 2001              6.039
October 15, 1992            6.933        October 15, 2001           5.313
January 15, 1993            6.933        January 15, 2002           5.504
April 15, 1993              6.238        April 15, 2002             5.808
July 15, 1993               6.037        July 15, 2002              5.140
October 15, 1993            5.537        October 15, 2002           4.607
January 17, 1994            6.051        January 15, 2003           4.506
April 15, 1994              7.432        April 15, 2003             4.367
July 15, 1994               7.624        July 15, 2003              4.299
October 17, 1994            7.989        October 15, 2003           4.834
January 16, 1995            8.108        January 15, 2004           4.345
April 17, 1995              7.424        April 15, 2004             4.843
July 17, 1995               6.611        July 15, 2004              4.973
October 16, 1995            6.368        October 15, 2004           4.486
January 15, 1996            6.140        January 18, 2005           4.580
April 15, 1996              6.909        April 15, 2005             4.730
July 15, 1996               7.264


The historical experience of 10-Year CMS should not be taken as an indication of the future performance of 10-Year CMS during the term of the Notes. Fluctuations in the level of 10-Year CMS make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc.
("the Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of a period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;

* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and

* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands anyNotesother than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefore more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.